

Joakim Sandberg · 3rd

Head of Cultural Affairs at Region Västerbotten

Umeå, Västerbotten County, Sweden · 500+ connections ·

Contact info

 **Region Västerbotten**

 **Stockholm School of Economics**

Featured

See all



SVT Play
SVT Play

Se dina favoritprogram när du vill i SVT Play – fri television på nätet.



Migrationsverket
migrationsverket.se

Migrationsverket är den myndighet som prövar ansökningar från personer som vill...

Väst
vk.se

Läs a

Experience



Head of Cultural Affairs

Region Västerbotten · Full-time

Jan 2020 – Present · 7 mos

Umeå, Sverige



DreamHack AB

2 yrs 7 mos



Chief Human Resources and Risk Officer

Feb 2019 – Jan 2020 · 1 yr

Stockholm, Sverige

Results

* Set routines for people and performance and support recruiting, outplacement and layoffs.

* Implementation of GDPR in the role of Data Process Manager

* Responsible of CSR initiatives to create a sustainable work environment and impro …see mor



Chief Operations Officer

Jul 2017 – Jan 2019 · 1 yr 7 mos

Stockholm, Sverige

Results for the company

* Increased number of global events with nearly 50 percent.

* Scaled up workforce from 43 to 75.

* Managed a risk and security program that reduced costs and increased safety for …see mor



Senior Business Advisor, project manager and coach.

Selfemployed

Sep 2019 – Dec 2019 · 4 mos

Umeå



Sektionschef/ Head of Section

Migrationsverket

Sep 2016 – Aug 2017 · 1 yr

Umeå, Sverige

Results
* Handled the everyday effects of a governmental authority scaling from 1 100 employees to 8 500 within two years to handle the refugee crisis.
* Created the most efficient unit within the organization to handle the state's debts 1 ...see mor



SVT
11 yrs 9 mos



Head of Department
Feb 2007 – Sep 2016 · 9 yrs 8 mos
Umea, Sweden

Results
* Implement Lean methodology within projects to balance a yearly decrease in budget with hig ambitions from content creators and without losing the audience reach.
* Implement financial governance to stabilize a division budget of 1,5 billion SEK spr ...see mor



Programchef
Jan 2005 – Feb 2007 · 2 yrs 2 mos
Umeå

Summary in brief

The program manager is the manager of operations and developing of program projects within the SVT and in cooperation with external partners. Publisher and responsible for abc ...see mor

Show 5 more experiences ⌄

Education



Stockholm School of Economics
Företagsutbildning i samarbete med Unilabs, Handelshögskolan och SVT under ledning av Per Mårtensson, Utveckling av verksamhet och ledare.
2009 – 2015

Results

* Developed and implemented a methodology for analyzing and correcting projects with problems with full involvement from those responsible for the projects.
* Developed and implemented methods to reduce the risk of conflict in SVT's annual selection process of programs and services.
* Developed and implemented a method for managing risks and uncertainty in technical changes that follow from strategy choices.

Description: A corporate education together with the Stockholm school of economics. The managers have been Lars-Olof Lychnell and Per Mårtensson, both responsible for the institution for business development.
The education has focused on concrete development projects in the companies' operations but also on adding theory and practice around change management and leadership.
The education also resulted in a book on the journey of change on SVT entitled "Perspectives on change, where I am a co-author with a section on everyday rationalization.

The Poynter Institute
Course exam, Ledarship Academy.
2002 – 2002

Results
* Introduced DISC analysis in the newsroom to improve understanding and respect for colleagues.
* Introduced focused reporters on gender and ethnic backgrounds in my newsroom back in Sweden
* Got an internship at the "San Jose Mercury News" with their department on tech and consumer news.

Description: You have the pleasure of learning with 48 newsrooms managers from all media areas, in large-scale gatherings and small groups, personalized sessions. You will use feedback from your newsroom to understand your current strenghts and challenges and gain new perspectives on motivation, collaboration, trustbuilding and healthy newsroom cultures. You´ll investigate your ledarship and conflict resolution styles and learn how to become more effective at both. You´ll learn to coach people to higher performance and build ethical decision-making and diversity into your newsroom processes. This is Poynters´s most ambitious annual ledarship program for high-potential news managers.

Linköpings universitet
Bachelor degree in arts and humanities., Communication and Media Studies, arts and humanities., Högskolexamen på Kulturvetarlinjen/BA in arts and humanities
1989 – 1992
Activities and Societies: Member of the students' art association and participants in its annual art exhibitions Editor of the student newspaper in connection with the university's international student orchestra festival.

Linköpings universitet
Examina: Högkoleexamen på kulturvetarlinjen, 180,0 högskolepoäng

Utfärdandedatum: 1992-10-14

The education focused on epoch studies of, above all, the history of western Europe from an economic, ideological, and artistic perspective. The main topics were economic and political history, history of ideas, art history, and history of literature.
Every epoch home ended with a media project that included exhibitions, video, radio, newspaper articles, etc.
Education also included internship time and study visits to Swedish media workplaces.

Show 5 more education ⌄

Licenses & Certifications

Diplomerad coach
International Coach Federation
Issued Nov 2019 · No Expiration Date

See credential

Arbetsmiljö 2 dagars utbildning med Diplom
AB Previa
Issued Aug 2019 · No Expiration Date

See credential

Leading Change
LinkedIn
Issued Aug 2019 · No Expiration Date

Show more ⌄

Volunteer Experience

Responsible for children and staff working environment
Childrens preschool
Jan 2002 – Jan 2008 · 6 yrs 1 mo
Children

From 2002-2008 I worked with the improvement of the working environment at this preschool by setting standards and routines, facilitate problem-solving, carry out yearly work inspections and handle incidents and investments.

Skills & Endorsements

Television · 28

Endorsed by **Juha Lahti and 1 other who is highly skilled at this**

 Endorsed by **16 of Joakim's colleagues a**

Broadcast Television · 14

 Endorsed by **7 of Joakim's colleagues at SVT**

Digital Media · 12

Endorsed by **markus sterky, who is highly skilled at this**

 Endorsed by **9 of Joakim's colleagues at**

Show more ⌄

Recommendations

Received (0)   **Given (5)**

Klas Jensgård
Global Project Manager & Data Privacy Professional

March 31, 2019, Joakim was a client of Klas'

Klas is a solution-oriented skilled professional that can han balance between being good at coaching but at the same ti being clear on responsibilities and goals.

Lotta Loosme
Digital strategi, affärsutveckling, förändringsledning och kommunikation

June 4, 2017, Joakim worked with Lotta in different groups

Lotta Loosme, skarp yrkeskvinna med mod och integritet. E meddelande till er som inte haft lyckan att se henne i hetluf live.

Show more ⌄

